AN
3/17/2003

UNI
SECURITIES AND
Washin



03015187

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/02____ AND ENDING____12/31/02____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dean Securities LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

____601 South Capital Way____
(No. and Street)

____Olympia____   ____WA____   ____98501____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____J. Randall Dean____   ____(360) 352-9660____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Vander Wegen & Associates, Inc. P.S.____
(Name – *if individual, state last, first, middle name*)

____PO Box 789____   ____Shelton____   ____WA____   ____98584-0789____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Jay Randall Dean_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Dean Securities LLC_____ , as of _____December 31_____ , 20_02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ Member

Title

_____ Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS

911 W. Railroad Ave. • P.O. Box 789 • Shelton, Washington 98584 • (360) 426-1681 • FAX: (360) 427-0517

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

To The Members of
Dean Securities L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Dean Securities L.L.C. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Members Washington Society of Certified Public Accountants • American Institute of Certified Public Accountants

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of members, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended and should not be used by anyone other than these specified parties.

Vander Wegen & Associates, Inc., PS

Vander Wegen & Associates, Inc., PS
Shelton, Washington

February 25, 2003

Dean Securities, L.L.C.

FINANCIAL STATEMENTS

December 31, 2002

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS

Dean Securities, L.L.C.

TABLE OF CONTENTS



Vander Wegen & Associates, Inc., P.S.

CERTIFIED PUBLIC ACCOUNTANTS

911 W. Railroad Ave. • P.O. Box 789 • Shelton, Washington 98584 • (360) 426-1681 • FAX: (360) 427-0517

Independent Auditor's Report

Dean Securities, L.L.C.
Olympia, Washington

We have audited the accompanying balance sheet of Dean Securities, L.L.C. as of December 31, 2002 and the related statement of operations, members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dean Securities, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vander Wegen & Associates, Inc. PS.
Certified Public Accountants

February 25, 2003

Dean Securities, L.L.C.
BALANCE SHEET
December 31, 2002

	2002
ASSETS	
CURRENT ASSETS	
Cash	$ 44,291
Accounts Receivable-Clearing Broker (Note D)	191,743
Securities Owned, At Market Value (Note C)	84,559
Total Current Assets	320,593
FIXED ASSETS	
Land	153,000
Furniture, Equipment and Leasehold Improvements	135,242
Building & Improvements	244,360
Subtotal	379,602
Less: Accumulated Depreciation	(249,079)
Subtotal	130,523
Net Fixed Assets	283,523
TOTAL ASSETS	$ 604,116
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Trade Accounts Payable	$ 3,000
Commissions Payable	10,979
Accounts Payable-Clearing Broker (Note D)	141,496
Securities Sold, But Not Yet Purchased, At Market Value, (Note C)	4,576
TOTAL CURRENT LIABILITIES	160,051
MEMBERS EQUITY	444,065
TOTAL LIABILITIES AND MEMBERS EQUITY	$ 604,116

See Accompanying Notes.

-2-

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS


Dean Securities, L.L.C.
STATEMENT OF OPERATIONS
Year Ended December 31, 2002


		2002
REVENUES		
Commissions	$	330,866
Loss on Firm Trading Accounts		(33,117)
Interest Income		12,122
Tax Exempt Interest		10,728
Miscellaneous Income		15,150
Total Revenues		335,749
OPERATING EXPENSES		
Partners' Commissions		83,656
Registered Representatives Commissions		131,880
Brokerage and Clearance Fees		76,746
Regulatory Fees, Legal and Audit Fees		35,551
Error and Bad Debt		0
Partners' Guaranteed Payments		14,400
Office Salaries		22,500
Payroll and Business Taxes and Licenses		7,570
Employee Benefits		1,887
Office Rent and Occupancy Expense		26,821
Postage		249
Telephone		4,323
Office Supplies and Expense		1,548
Subscriptions		329
Repairs, Maintenance and Insurance		364
Advertising and Promotion		17,052
Meals & Entertainment		1,030
Auto Expense		4,411
Miscellaneous Expense		2
Depreciation		3,412
Total Operating Expenses		433,731
NET LOSS FROM OPERATIONS		(97,982)
OTHER INCOME		
Rental Income-Hood Canal		21,750
Less: Rental Expenses		(20,545)
Total Other Income		1,205
NET LOSS FOR THE YEAR		(96,777)

See Accompanying Notes.


-3-


Dean Securities, L.L.C.
STATEMENT OF MEMBERS' EQUITY
Year Ended December 31, 2002

		2002
Members' Equity, January 1, 2002	$	510,842
Additions During The Year:		0
Net Loss		(96,777)
Total		414,065
Subtractions During The Year:		
Partners' Investment		30,000
Members' Equity, December 31, 2002	$	444,065

See Accompanying Notes.   —4—

Dean Securities, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss for the Year	$	(96,777)
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation		12,536
(Increase) Decrease in Securities Owned, At Market Value		63,877
(Increase) Decrease in Receivable - Clearing Broker		(166,773)
Increase (Decrease) in Accounts Payable - Clearing Broker		135,949
Increase (Decrease) in Securities Sold, Not Yet Purchased		4,576
Increase (Decrease) in Accounts Payable Other		(7,146)
Increase (Decrease) in Other Liabilities		(7,687)
Total Adjustments		35,332
Net Cash Provided by Operating Activities		(61,445)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of Property and Equipment	(843)
Proceeds from Sale of Assets	0
Net Cash Provided by Investing Activities	(843)

CASH FLOWS FROM FINANCING ACTIVITIES:

Members' Investment	30,000
Net Cash Provided by Financing Activities	30,000

NET INCREASE (DECREASE) IN CASH		(32,288)
Cash at Beginning of Year		76,579
Cash at End of Year	$	44,291

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash Paid During the Year for:

Interest (net of amount capitalized)	$	13,594
Income Taxes (refund)		0

DISCLOSURE OF ACCOUNTING POLICY:
For purposes of the statement of cash flows, the Company has defined cash
equivalents as highly liquid investments, with original maturities of less than
90 days, that are not held for sale in the ordinary course of business.

See Accompanying Notes.

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS

Dean Securities, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

The Company conducts business in Olympia, Washington, as an introducing Broker with exchange transactions handled by Paine Webber, Inc. The primary source of revenue is providing brokerage services to customers, who are predominately small and middle-income individuals and businesses. The Company is a limited liability company and was formed on January 1, 2002. The Company is the successor to the Dean Securities Limited Partnership.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory services.

Securities' Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued as determined by management.

Fixed Assets and Depreciation
Fixed assets are stated at cost. Building and equipment are depreciated using straight-line and accelerated methods. Depreciation Expense for the year ended December 31, 2002 was $12,536.

Federal Income Tax
The accompanying financial statements include no provision for Federal income tax; the net income is included on the individual tax returns of the partners.

NOTE C - MARKETABLE SECURITIES

Securities owned and securities sold but not yet purchased consist of trading and investment securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
State and municipal obligations	27,034	-0-
Corporate bonds, debentures, and notes	47,730	-0-
Corporate stocks	9,795	4,576
	$ 84,559	$ 4,576

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS

Dean Securities, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002 consist of the following:

	Receivable	Payable
Payable to clearing broker	$183,459	$141,495
Fees and commissions receivable	8,284	-0-
	$191,743	$141,495

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE E - ALLOCATION OF INCOME AND LOSSES

All revenues, income, profits and losses of the company, whether from operations, sales, or any other services, shall be apportioned and shared by the members in proportion to their respective capital accounts.

NOTE F - RETIREMENT PLAN

The Company adopted a Simplified Employee Pension-Trust Individual Retirement Plan in 1980. The Plan includes employees with three years employment service and a minimum age of twenty-one years. During 2002 there were no Company contributions to the plan.

NOTE G - PRINCIPAL TRANSACTIONS

The Company's principal transaction revenues by reporting categories are as follows at December 31, 2002

Fixed Income	$ (3,741)
Municipals	85,459
Equity	(114,836)
	$(33,117)

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS

Dean Securities, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE I - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) At December 31, 2002, the Company had a net capital of $145,256 which was $45,256 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.07 to 1.

NOTE I - LEASE

The Company leases office approximately 3,300 square feet of office space in Olympia, Washington under the terms of a two year lease agreement dated November 27, 2000. The lease was renewed for a third year through December 2003 at $2,150 per month.

The Company leases a managed network system on a month to month lease. The monthly rental is $1,308 until canceled.

At December 31, 2002 the amount due under noncancellable operating leases is $25,800 for 2003. Rent expense was $41,496 for the year ended December 31, 2002.

NOTE J - GUARANTEED PAYMENTS TO PARTNERS

Under a partnership agreement, each of the general partners may receive compensation for services to the partnership in the form of commissions or salary in the form of guaranteed payments. In 2002 partners received a total of $14,400 in guaranteed payments and $83,656 in partners' commissions.

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS

Dean Securities, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE K - USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE L - GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As shown in the accompanying financial statements, the Company incurred a net loss of $96,777, decreasing the assets of the Company. The loss creates an uncertainty about the Company's ability to continue as a going concern. Management is taking steps to reduce the risk of exposure on principal transactions so that the commissions generated will result in gains to the Company. The total Members equity at December 31, 2002 was $444,065. Net Capital could also be increased from the sale of non-allowable assets.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its continued ability to meet the minimum net capital requirement of $100,000. No assurance can be given that the Company will be successful in these efforts.

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS

SUPPLEMENTARY INFORMATION

Dean Securities, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

NET CAPITAL

Total Partners' Equity		$ 444,065
Deduct Partners' equity not allowable for net capital		0
Total Partners' equity qualified for net capital		444,065
Add:		
A. Allowable subordinated liabilities		0
B. Other deductions or credits		0
Total capital and allowable subordinated liabilities		444,065
Deductions and/or charges		
A. Non-allowable assets		
Real estate and fixed assets	$ 283,523	
Other Assets	0	(283,523)
Net capital before haircuts on securities positions		160,542
A. Contractual securities commitments	$ 0	
B. Deficit in securities collateralizing secured demand notes	0	
C. Trading and investment securities:		
1. Exempted securities	392	
2. Debt securities	7,160	
3. Options	0	
4. Other securities	4,663	
D. Undue concentration	3,071	
E. Other	0	(15,286)
Net capital		145,256

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required: (6-2/3% of Aggregate Indebtedness)	$ 10,366	
Minimum Dollar Requirement	100,000	
Net capital requirement (greater of)		100,000
		45,256
Excess net capital at 1000% (Net cap - 10% of AI)		129,708

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Payable to brokers	141,496	
Other accounts payable and accrued expenses	13,979	155,475
Total aggregate indebtedness		155,475
		1.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)		$ 145,256
Rounding		0
Net capital per above		$ 145,256

See Accompanying Notes.

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS

Dean Securities, L.L.C.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3
As of December 31, 2002

Dean Securities Claims exemption from the requirements of
Rule 15c3-3, under Section (k) (2) (B) of the Rule.

Vander Wegen & Associates, Inc., P.S.
CERTIFIED PUBLIC ACCOUNTANTS